Exhibit 99.1

Condensed consolidated income statement (unaudited)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
£000s (except per share information)
Revenue	5,722	3,144
Cost of sales	(2,275)	(1,537)
Gross profit	3,447	1,607
Research and development costs	(7,603)	(7,458)
General and administrative expenses	(5,766)	(3,749)
Other gains - net	-	259
Operating loss	(9,922)	(9,341)
Finance and other expenses	-	(531)
Finance and other income	350	2
Loss for the period before taxation	(9,572)	(9,870)
Taxation	1,888	1,450
Loss for the period after taxation	(7,684)	(8,420)
Loss per ordinary equity share (basic and diluted)	(8.6) pence	(9.7) pence

Condensed consolidated statement of comprehensive income (unaudited)

	Three months ended	Three months ended
	March 31, 2022	March 31, 2021
	£000s	£000s
Loss for the period after taxation	(7,684)	(8,420)
Other comprehensive expense, net of tax:
Items that may subsequently be reclassified to profit and loss:
Foreign exchange differences arising on consolidation of foreign operations	78	(529)
Total other comprehensive income/(expense) for the period	78	(529)
Total comprehensive expense for the period	(7,606)	(8,949)

Condensed consolidated balance sheet (unaudited)

	March 31, 2022	December 31, 2021
	£000s	£000s
Non-current assets
Property, plant and equipment	1,898	1,944
Goodwill	7,653	7,592
Other intangible assets	23	24
Financial assets at amortized cost	301	301
	9,875	9,861
Current assets
Cash and cash equivalents	59,295	73,537
R&D tax credit receivable	8,834	6,945
Other current assets	6,206	5,520
Trade receivables	2,574	331
	76,909	86,333
Non-current liabilities
Contract liabilities	(67,067)	(72,501)
	(67,067)	(72,501)
Current liabilities
Contract liabilities	(7,953)	(4,247)
Trade and other payables	(7,684)	(10,783)
Lease liability	(90)	(137)
	(15,727)	(15,167)
Net assets	3,990	8,526
Capital and reserves attributable to the owners of the parent
Share capital	4,489	4,489
Capital reserves	228,528	225,462
Translation reserve	1,619	1,541
Accumulated losses	(230,646)	(222,966)
Total shareholders equity	3,990	8,526

Condensed consolidated statement of changes in equity (unaudited)

Three months ended March 31, 2021
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2021	4,165	186,891	2,218	(184,215)	9,059
Recognition of share-based payments	-	1,490	-	-	1,490
Options exercised in the period	-	(150)	-	150	-
Proceeds from shares issued	305	30,157	-	-	30,462
Transactions with owners recognized directly in equity	305	31,497	-	150	31,952
Loss for period	-	-	-	(8,420)	(8,420)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	(529)	-	(529)
Total comprehensive expense for the period	-	-	(529)	(8,420)	(8,949)
At March 31, 2021	4,470	218,388	1,689	(192,485)	32,062

Three months ended March 31, 2022
	Share Capital	Capital Reserves	Translation Reserve	Accumulated Losses	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2022	4,489	225,462	1,541	(222,966)	8,526
Recognition of share-based payments	-	3,075	-	-	3,075
Options exercised in the period	-	(9)	-	9	-
Proceeds from shares issued	-	-	-	-	-
Transactions with owners recognized directly in equity	-	3,066	-	9	3,075
Loss for period	-	-	-	(7,684)	(7,684)
Other comprehensive income					-
Foreign exchange differences arising on consolidation of foreign operations	-	-	78	-	78
Total comprehensive expense for the period	-	-	78	(7,684)	(7,606)
At March 31, 2022	4,489	228,528	1,619	(230,641)	3,995

Condensed consolidated statement of cash flows (unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
	£000s	£000s
Cash flow from operating activities
Loss before tax	(9,572)	(9,870)
Depreciation charges	112	123
Amortization charges	1	5
Charge for the period in respect of share-based payments	3,075	1,490
Net foreign exchange gain	114	(649)
Gain on derivative financial instrument	-	(259)
Finance and other expenses	-	531
Finance and other income	(350)	(2)
Increase in trade and other receivables	(2,243)	(4,397)
(Increase)/decrease in other current assets	(686)	731
Decrease in trade and other payables	(3,099)	(1,407)
(Decrease)/increase in contract liabilities	(1,728)	1,611
Cash spent on operations	(14,376)	(12,093)
R&D tax credits received	-	-
Net cash outflow from operating activities	(14,376)	(12,093)
Cash flow from investing activities
Interest received	2	1
Purchase of property, plant and equipment	(53)	(14)
Net cash outflow from investing activities	(51)	(13)
Cash flow from financing activities
Repayment of lease liabilities	(47)	(114)
Proceeds from issue of share capital	-	30,462
Net cash (outflow)/inflow from financing activities	(47)	30,348
(Decrease)/increase in cash and cash equivalents	(14,474)	18,242
Cash and cash equivalents at start of year	73,537	27,449
Effect of exchange rate fluctuations on cash and cash equivalents held	232	35
Cash and cash equivalents at end of period	59,295	45,726

Notes to the financial statements

Three months ended March 31, 2022

1.	General information

Silence Therapeutics plc and its subsidiaries (together the ‘Group’) are primarily involved in the discovery, delivery and development of RNA therapeutics. Silence Therapeutics plc (the ‘Company’), a public company limited by shares registered in England and Wales, with company number 02992058, is the Group’s ultimate parent company. The Company’s registered office is 27 Eastcastle Street, London, W1W 8DH and the principal place of business is 72 Hammersmith Road, London, W14 8TH.

These condensed interim financial statements were approved for issue on May 10, 2022.

These condensed interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2021, were approved by the board of directors on March 16, 2022 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under section 498 of the Companies Act 2006. It did, however, draw attention to the significant doubt in respect of the company's going concern.

The financial statements have not been reviewed or audited.

Basis of Preparation and Accounting Policies

This condensed consolidated interim financial report for the three-month reporting period ended March 31, 2022 has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB).

The interim report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2021, which was prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period exception for the estimation of income tax (see note 9).

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results might differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty are disclosed in the ‘Critical Accounting Policies, Judgments and Estimates’ section on Page 20.

2. Going concern

The Company has incurred recurring losses since inception, including net losses of £7.7 million for the quarter ended March 31, 2022. As of March 31, 2022, the Company had accumulated losses of £230.6 million and cash outflows from operating activities.

The Company expects to incur operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.

To-date, the Company has funded its operations through upfront payments and milestones from collaboration agreements, equity offerings and proceeds from private placements, as well as management of expenses and other financing options to support its continued operations. During 2021, the Company received $40.0 million (£30.8 million) of the upfront payments in respect of the AstraZeneca collaboration, $45 million from a private placement of ADSs (approximately $42.0 million / £30.8 million, net of expenses) and a $14.4 million (£10.9 million) upfront payment, net of taxes withheld, related to Hansoh collaboration executed on October 14, 2021.  As of March 31, 2022, the Company had cash and cash equivalents of £59.3 million.

The Company has the responsibility to evaluate whether conditions and/or events raise material uncertainty about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The forecast for evaluating the going concern basis of the Company includes continued investment in our technology platform and product pipeline.   The forecast does not include collaboration milestones which have not been fully achieved or other assumptions for potential future non-dilutive or dilutive funding sources.  Based on this evaluation, the Company believes that its current cash and cash equivalents are only sufficient to fund its operating expenses for the next twelve months.  This represents a material uncertainty which may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and does not include adjustments that would result if the Company were unable to continue as a going concern.

The Company will need to raise additional funding to fund its operation expenses and capital expenditure requirements in relation to its clinical development activities. The Company may seek additional funding through public or private financings, debt financing or collaboration agreements. Specifically, the Company may receive future milestone payments of up to $15 million from existing collaboration agreements in the next 15 months which will extend the ability to fund operations beyond the next twelve months. However, these payments are dependent on achievement of certain development or regulatory objectives that may not occur. The Company has an authorized open market sale agreement and can potentially raise funds through the sale of ADSs for an aggregate offering price of up to $100 million from time to time. The inability to obtain future funding could impact the Company’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or be unable to continue operations and ability to continue as a going concern.

3. Revenue

Revenue from collaboration agreements for the three months ended March 31, 2022 relates to the research collaboration agreements the Group entered into with Mallinckrodt plc in July 2019 and AstraZeneca plc in March 2020.

Revenue for the three months ended March 31, 2022 comprised £5.6 million of research collaboration income (three months to March 31, 2021: £3.1 million) and £0.1 million of royalty income (three months to March 31, 2021: £0.1 million).

	Three months ended
	March 31, 2022	March 31, 2021
	£000s	£000s
Revenue from Contracts with Customers
Research collaboration - Mallinckrodt plc	4,881	1,754
Research collaboration - AstraZeneca	691	934
Research collaboration - Other	19	380
Research collaboration - total	5,591	3,068
Royalties	131	76
Total revenue from contracts with customers	5,722	3,144

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of £16.4 million ($20 million) in 2019 and are eligible to receive specified development, regulatory and commercial milestone payments. During the three months ended March 31, 2022 we received milestone payments totalling £2.2 million or $3 million (three months ended March 31, 2021: £1.5m). In addition to these payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the three months ended March 31, 2022, we recognized a total of £4.9 million in revenue under this agreement.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20 million) in 2020 with a further amount of £30.8 million ($40 million) received in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the three months ended March 31, 2022, we recognized a total of £0.7 million in revenue under this agreement.

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a approximately £10.7 million ($16 million) upfront payment to us in December 2021. We are eligible to receive development, regulatory and commercial milestones as well as royalties on Hansoh net product sales. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). There have been minimal activities performed in respect of this agreement to date.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO.  As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We are eligible to receive these royalties until 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the three months ended March 31, 2022, we recognized a total of £0.1 million in royalty income from Alnylam.

4. Segment reporting

In 2022, the Group operated in the specific technology field of RNA therapeutics.

Business segments

The Group has identified the Chief Executive Officer as the CODM. For the three months ended March 31, 2022 and 2021, the CODM determined that the Group had one business segment, the development of RNAi-based medicines. This is consistent with reporting to senior management. The information used internally by the CODM is the same as that disclosed in the financial statements.

An analysis of the group’s assets and revenues by location is shown below:

	U.S.	U.K.	Germany	Total
	£000s	£000s	£000s	£000s
Non-current assets
As at December 31, 2021	17	516	9,328	9,861
As at March 31, 2022	17	470	9,388	9,875

Revenue analysis for the three months ended March 31, 2021
Research collaboration	-	3,068	-	3,068
Royalties	-	-	76	76
	-	3,068	76	3,144

Revenue analysis for the three months ended March 31, 2022
Research collaboration	-	5,591	-	5,591
Royalties	-	-	131	131
.	-	5,591	131	5,722

5. Loss per ordinary equity share (basic and diluted)

The calculation of the loss per share is based on the loss for the three months to March 31, 2022 after taxation of £7.7 million (three months ended March 31, 2021: loss of £8.4 million) and on the weighted average ordinary shares in issue during the three months ended March 31, 2022 of 89,789,214 (three months ended March 31, 2021: 86,557,922).

The options outstanding at March 31, 2022 and March 31, 2021 are considered to be anti-dilutive as the Group is loss-making.

6. Goodwill

	March 31, 2022	December 31, 2021
	£000s	£000s
Balance at start of the period	7,592	8,125
Translation adjustment	61	(533)
Balance at end of the period	7,653	7,592

7. Derivative financial instruments

Derivative financial instruments related to an open forward currency contract measured at fair value through the income statement. The fair value was calculated from data sourced from an independent financial market data provider using mid-market-end-of-day data as of December 31, 2020. The derivative contract that was in place at December 31, 2020 was closed out on May 28, 2021.

The fair value of the derivative is calculated based on level 2 inputs under IFRS 13.

The fair value of financial instruments that are not traded in active market, in the case of an over-the-counter derivative, is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity specific estimates. As all significant inputs required to fair value an instrument are observable, this derivative financial instrument is included in level 2.

The specific valuation technique used to value this derivative is the present value of future cash flow based on the forward exchange rate relative to its value based on the year-end exchange rate.

The derivative fair value movement is disclosed in the Income Statement under “Other (losses)/gains – net”. For the three-month period to March 30, 2021 the gain on the derivative financial instrument was £0.3 million.

8. Contract liabilities

Contract liabilities comprise entirely deferred revenue in respect of the Mallinckrodt, AstraZeneca plc, and Hansoh Research collaborations. The current contract liabilities represent the amount of estimated revenue to be reported in the next 12 months related to amounts invoiced to our partners. The current and non-current contract liabilities include only recharge expenses and milestones achieved through March 31, 2022.

	March 31, 2022	December 31, 2021
	£000s	£000s
Contract liabilities:
Current	7,953	4,247
Non-current	67,067	72,501
Total contract liabilities	75,020	76,748

	Current	Non-current	Total
	£000s	£000s	£000s
Contract liabilities:
At January 1, 2021	17,042	51,337	68,379
Additions during period	1,455	3,224	4,679
Revenue unwound during period	(3,068)	-	(3,068)
Program rephasing	(9,488)	9,488	-
At March 31, 2021	5,941	64,049	69,990

At January 1, 2022	4,247	72,501	69,990
Additions during period	3,472	391	3,863
Revenue unwound during period	(5,591)	-	(5,591)
Program rephasing	5,824	(5,824)	-
At March 31, 2022	7,952	67,068	68,262

9. Taxation

A £1.9 million current tax asset was recognized in respect of research and development tax credits in the three months ended March 31, 2022 (three months ended March 31, 2021: £1.2 million). The asset at March 31, 2022 comprised £1.9 million in respect of research and development activity for the three months ended March 31, 2022 and £6.9 million in respect of the year ended December 31, 2021.

10. Capital reserves

Three months ended March 31, 2021

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2021	153,734	22,248	5,715	5,194	186,891
Shares issued	30,138	-	-	-	30,138
On options in issue during the period	-	-	1,490	-	1,490
On options exercised during the period	19	-	(150)	-	(131)
Movement in the period	30,157	-	1,340	-	31,497
At March 31, 2021	183,891	22,248	7,055	5,194	218,388

Three months ended March 31, 2022

	Share premium account	Merger reserve	Share based payment reserve	Capital redemption reserve	Total
	£000s	£000s	£000s	£000s	£000s
At January 1, 2022	184,332	22,248	13,688	5,194	225,462
Shares issued	-	-	-	-	-
On options in issue during the period	-	-	3,075	-	3,075
On options exercised during the period	-	-	(9)	-	(9)
Movement in the period	-	-	3,066	-	3,066
At March 31, 2022	184,332	22,248	16,754	5,194	228,528

	March 31, 2022	December 31, 2021
	£000s	£000s
Authorized, allotted, called up and fully paid ordinary shares, par value £0.05	4,489	4,489

Number of shares in issue	89,789,713	89,784,720

The Group has only one class of share. All ordinary shares have equal voting rights and rank pari passu for the distribution of dividends.

On February 5, 2021 the Group announced a private placement of 2,022,218 of the Company’s American Depositary Shares (“ADSs”), each representing three ordinary shares, at a price of US $22.50 per ADS, with new and existing institutional and accredited investors (the “Private Placement”). The aggregate gross proceeds of the Private Placement was US $45 million (approximately £33 million) before deducting approximately £2.4 million in placement agent fees and other expenses. The financing syndicate included Adage Capital Management LP, BVF Partners L.P., Consonance Capital, Great Point Partners, LLC, and other investors.

On October 15, 2021, the Company filed a registration statement on Form F-3 with the SEC to cover the offering, issuance and sale of securities from time to time in one or more offerings.  The aggregate initial offering price is not to exceed $300,000,000, which includes a sale of up to a maximum aggregate offering price of $100,000,000 of ADSs that may be issued and sold under an Open Market Sale Agreement, dated October 15, 2021 with Jefferies LLC.

On November 29, 2021, the Company completed delisting from AIM.  As a result, the Company converted the existing employee share options to ADSs which represents three ordinary shares and the exercise price was also converted to represent an ADS price at an exchange rate equal to the average of the last five business trading days currency conversion of sterling pounds to US dollars, which was 1.334058 sterling pounds to 1 US Dollar. This is not a modification of the existing share option grants, as the value or timing of the grants was unchanged.

Details of the shares issued by the Company during the three months ended March 31, 2022 are as follows:

Number of shares in issue at January 1, 2021	83,306,259
Options exercised at £0.05	6,928
Options exercised at £1.06	19,000
Number of shares in issue at March 31, 2021	83,332,187

Number of shares in issue at January 1, 2022	89,784,720
Options exercised at £0.05	4,993
Number of shares in issue at March 31, 2022	89,789,713

11. Related party transactions

Since January 1, 2022, we have engaged in the following transactions with our directors, executive officers or holders of more than 10% of our outstanding share capital and their affiliates, which we refer to as our related parties.

In 2022, we agreed to pay Gladstone Consultancy Partnership, a company controlled by our Non-Executive Chairman, £7,500 (plus any applicable value-added tax) per month from February 1, 2022 until September 30, 2022 for consulting and advisory services to be provided by Iain Ross. Key management are considered to be Directors of the Group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and operating results together with our unaudited financial statements as of and for the three months ended March 31, 2022 and the related notes to those financial statements included as Exhibit 99.1 to this Report on Form 6-K.

The statements in this discussion with respect to our plans and strategy for our business, including expectations regarding our future liquidity and capital resources and other non-historical statements, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including the risks and uncertainties described in Exhibit 99.1 to this Report on Form 6-K. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Silence Therapeutics plc (“we”, “us”, “our”, “the Company” or “Silence”) is a biotechnology company focused on discovering and developing novel molecules incorporating short interfering ribonucleic acid, or siRNA, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Our siRNA molecules are designed to harness the body’s natural mechanism of RNA interference, or RNAi, by specifically binding to and degrading messenger RNA, or mRNA, molecules that encode specific targeted disease-associated proteins in a cell. By degrading the message that encodes the disease-associated protein, the production of that protein is reduced, and its level of activity is lowered. In the field of RNAi therapeutics, this reduction of disease-associated protein production and activity is referred to as “gene silencing.” Our proprietary mRNAi GOLD™ (GalNAc Oligonucleotide Discovery) platform is a platform of precision engineered medicines designed to accurately target and ‘silence’ specific disease-associated genes in the liver, which represents a substantial opportunity. Using our mRNAi GOLD™ platform, we have generated siRNA product candidates both for our internal development pipeline as well as for out-licensed programs with third-party collaborators. Our wholly owned pipeline is currently focused in three therapeutic areas of high unmet need: hematology, cardiovascular disease, and rare diseases.

Our wholly owned clinical development programs include SLN360 designed to address the high and prevalent unmet need in reducing cardiovascular risk in people born with high lipoprotein(a), or Lp(a), levels and SLN124 designed to address rare hematological conditions, including thalassemia, MDS and PV. In February 2022, we reported positive topline data from the SLN360 phase 1 single-ascending dose study in 32 healthy adults with high Lp(a). In topline results from the study, SLN360 was not observed to exhibit any clinically important safety concerns, was well tolerated, and was observed to significantly lower Lp(a) in a dose dependent manner up to 98% with reductions of up to 81% persisting at 150 days. We presented detailed results from the study in a late-breaking clinical abstract at the American College of Cardiology (ACC) and the results were simultaneously published in the Journal of the American Medical Association (JAMA) on April 3, 2022. In January 2022, we started the multiple-ascending dose portion of the SLN360 phase 1 study in patients with high Lp(a) that have a confirmed history of stable atherosclerotic cardiovascular disease (ASCVD). We plan to start a phase 2 ASCVD study in the second half of 2022, pending regulatory discussions. In May 2021, we reported positive data from the SLN124 phase 1 study in 24 healthy volunteers, which was the first clinical data from our mRNAi GOLD™ platform. Data from the study showed that SLN124 was effective in reducing plasma iron levels, had a strong safety profile and long duration of action. In April 2021, we started evaluating SLN124 in a phase 1b program which includes two study arms, an arm in patients with non-transfusion dependent thalassemia and an arm in very-low and low-risk MDS. In March 2022, we completed enrollment in the thalassemia single-ascending dose study, which includes 24 patients, and we expect topline data from this study in the third quarter of 2022. In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 phase 1 program due to recruitment challenges in this population and the decision to prioritize spend in thalassemia and PV indications where we believe we can derive the most value near term. The FDA granted SLN124 orphan drug designation for PV in February 2022, and we plan to start a phase 1b study in this indication in the second half of 2022.

The potential of our mRNAi GOLD™ platform has been validated through ongoing research and development collaborations with leading pharmaceutical companies, such as AstraZeneca PLC, or AstraZeneca, Mallinckrodt plc, or Mallinckrodt and Hansoh Pharmaceutical Group Company Limited or Hansoh. These collaborations collectively represent up to 16 pipeline programs and approximately $7.5 billion in potential milestones plus royalties.

There are approximately 14,000 liver-expressed genes and only around one percent of them have been targeted by publicly known siRNAs. We aim to maximize the substantial opportunity of our mRNAi GOLD™ platform through a combination of building and advancing our proprietary and partnered pipelines. Through this hybrid model, we plan to significantly expand our portfolio of mRNAi GOLD™ platform programs by delivering 2-3 initial new drug applications per year from 2023.

First Quarter 2022 and Recent Corporate Highlights

Proprietary Pipeline

SLN360

•	In January 2022, we started dosing patients in the multiple-ascending dose study of SLN360 in patients with high Lp(a) that have a confirmed history of stable ASCVD.
•	In February 2022, we reported positive topline data from the SLN360 phase 1 APOLLO single-ascending dose study in 32 healthy adults with high levels of Lp(a).

SLN124

•	In February 2022, the FDA granted orphan drug designation for SLN124 in PV. SLN124 also has rare pediatric disease designation for thalassemia and orphan drug designations for thalassemia and MDS.
•	In March 2022, we completed enrollment in the thalassemia single-ascending dose study.
•

In March 2022, we discontinued further enrollment in the MDS arm of the SLN124 phase 1 program due to recruitment challenges in this population and the decision to prioritize spend in thalassemia and PV indications where we believe we can derive the most value near term.

Partnered Pipeline

•

In March 2022, we achieved a $3.0 million milestone payment following the submission of the clinical trial application for SLN501, our C3 targeting program for complement-mediated diseases partnered with Mallinckrodt.

Corporate

•

In February 2022, we announced that Mark Rothera had stepped down as our President, Chief Executive Officer and Board member and that Craig Tooman, previously our Chief Financial Officer, was appointed President, CEO and Board member. Rhonda Hellums, previously our VP, Finance, was appointed CFO.

Post Period Highlights

•

On April 3, 2022, detailed results from the SLN360 single-ascending dose study were presented by principal investigator and Professor of Cardiovascular Medicine at the Cleveland Clinic, Steven E. Nissen, MD, in a late breaker at the ACC Annual Scientific Session & Expo and simultaneously published in JAMA. Key outcomes included:

o

Participants receiving SLN360 300 mg and 600 mg had up to 96% and 98% median reduction in Lp(a) levels, respectively, and median reductions of up to 71% and 81% from baseline persisted at 150 days with no serious safety concerns reported. Those receiving a placebo saw no change in Lp(a) levels.

o	Extended follow up to 365 days in the 300 mg and 600 mg cohorts is ongoing to further assess the duration of action.
•	In April 2022, we triggered a $2.0 million cash payment from Hansoh Pharma following the achievement of an undisclosed preclinical milestone.

Anticipated Milestones

•	Extended follow up data in the SLN360 single-ascending dose study (300 mg and 600 mg cohorts) expected in the third quarter of 2022.
•	Topline data in the SLN124 phase 1b single-ascending dose study in thalassemia patients expected in the third quarter of 2022.
•	SLN360 phase 2 study in ASCVD patients with high Lp(a) expected to start in the second half of 2022.
•	SLN124 phase 1b study in PV patients expected to start in the second half of 2022.

Collaboration Agreement with AstraZeneca

In March 2020, we entered into a collaboration agreement with AstraZeneca to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. Under this agreement,

AstraZeneca made an upfront cash payment to us of £17.1 million in May 2020 (equivalent to $20.0 million as of the payment date) with a further £30.8 million ($40.0 million) received in May 2021. In March 2020, an affiliate of AstraZeneca also subscribed for 4,276,580 new ordinary shares for an aggregate subscription price of $20.0 million.

We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to an additional five targets. AstraZeneca has agreed to pay us $10.0 million upon the exercise of each option to collaborate on an additional target. For each target selected, we will be eligible to receive up to $140.0 million in potential milestone payments upon the achievement of milestones relating to the initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. For each target selected, we will also be eligible to receive up to $250.0 million in potential commercial milestone payments, upon the achievement of specified annual net sales levels, as well as tiered royalties as a percentage of net sales ranging from the high single digits to the low double digits.

We continue to advance the research and development workplans for each identified target as scheduled and agreed to with our collaboration partner.

Collaboration Agreement with Mallinckrodt

In July 2019, we entered into a collaboration agreement with Mallinckrodt Pharma IP Trading DAC, a wholly owned subsidiary of Mallinckrodt plc, to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders. Under the agreement, we granted Mallinckrodt an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets from us. Mallinckrodt exercised options to license two additional complement targets from us in July 2020.

While we are responsible for the Phase 1 clinical trial in each case, Mallinckrodt will be funding all of our research personnel costs on a full-time equivalent, or FTE, basis associated with preparing for and conducting the Phase 1 clinical trials. We are also responsible for the provision of drug product for preclinical activities and for the Phase 1 clinical trials, but any manufacturing expense relating to the Phase 1 trial will be paid for by Mallinckrodt. After completion of the Phase 1 clinical trials, Mallinckrodt will assume clinical development and responsibility for potential global commercialization.

The collaboration provides for potential additional development and regulatory milestone payments in aggregate of up to $100 million for the initial C3 target and up to $140 million for each of the two optioned complement-mediated disease targets, with such milestones relating to the initiation of specified clinical trials in specified jurisdictions, and upon the receipt of regulatory approvals by specified authorities, in each case for multiple indications. We are also eligible to receive potential commercial milestone payments of up to $562.5 million upon the achievement of specified levels of annual net sales of licensed products for each program. We are also eligible to receive tiered, low double-digit to high-teen percentage royalties on net sales for licensed products for each program. We received a research milestone payment of $2 million in October 2019 upon the initiation of work for the first complement C3 target. In September 2020, we received another $2 million research milestone payment following the initiation of work on a second complement target. In February 2021, we initiated work on the third complement target which triggered another $2 million research milestone payment. In April 2021, we received a $2.0 million research milestone for the initiation of the toxicology study for the SLN501 C3 targeting program. We achieved another $3.0 million research milestone following the submission of the SLN501 clinical trial application in March 2022.

In connection with the execution of this agreement, Mallinckrodt made an upfront cash payment in 2019 of $20.0 million (equivalent to £16.4 million as of the payment date). Under a separate subscription agreement, Cache Holdings Limited, a wholly owned subsidiary of Mallinckrodt plc, concurrently subscribed for 5,062,167 new ordinary shares for an aggregate subscription price of $5.0 million (equivalent to £4.0 million as of the payment date).

We continue to advance the research and development workplans for each identified target as scheduled and agreed to with our collaboration partner.

Collaboration Agreement with Hansoh

On October 15, 2021, we announced a collaboration agreement with Hansoh, one of the leading biopharmaceutical companies in China, to develop siRNAs for three undisclosed targets leveraging our proprietary mRNAi GOLD™ platform. Under the terms of the agreement, Hansoh has the exclusive option to license rights to the first two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies. We retain exclusive rights for those two targets in all other territories. We are responsible for all activities up to option exercise and retain responsibility for development outside the China region post phase 1 studies. Hansoh has the exclusive option to license global rights to a third target at the point of IND filing. Hansoh is responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021. We achieved an undisclosed preclinical milestone in April 2022 which triggered our first $2.0 million milestone payment from Hansoh. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We are also eligible to receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales.

Financial Operations Overview

Revenue

We do not have any approved products. Accordingly, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of any products unless and until we obtain regulatory approvals for, and commercialize any of, our product candidates. In the future, we will seek to generate revenue primarily from product sales and, potentially, regional or global strategic collaborations with third parties.

Under our collaboration agreement with Mallinckrodt, we received an upfront cash payment of £16.4 million ($20 million) in 2019 and are eligible to receive specified development, regulatory and commercial milestone payments. During the three months ended March 31, 2022 we achieved a milestone totalling £2.2 million or $3 million (three months ended March 31, 2021: £1.5m). In addition to these payments, Mallinckrodt has agreed to fund some of our research personnel and preclinical development costs. We recognize the upfront payment, milestone payments, payments for personnel costs and other research funding payments over time, in accordance with IFRS 15 para 35 c). During the three months ended March 31, 2022, we recognized a total of £4.9 million in revenue under this agreement.

Under our collaboration agreement with AstraZeneca, we received an upfront cash payment of £17.1 million ($20 million) in 2020 with a further amount of £30.8 million ($40 million) received in May 2021. We are also eligible to receive specified development and commercial milestone payments as well as tiered royalties on net sales, if any. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). During the three months ended March 31, 2022, we recognized a total of £0.7 million in revenue under this agreement.

We entered into a collaboration agreement with Hansoh on October 15, 2021. We received a $16 million (equivalent to approximately £10.7 million, net of taxes based on the exchange rate at the payment date) upfront payment to us in December 2021. We are eligible to receive up to $1.3 billion in additional development, regulatory and commercial milestones. We will also receive royalties tiered from low double-digit to mid-teens on Hansoh net product sales. We recognize the upfront payment and milestone payments over time, in accordance with IFRS 15 para 35 c). There have been minimal activities performed in respect of this agreement to date.

In December 2018, we entered into a settlement and license agreement with Alnylam Pharmaceuticals Inc., or Alnylam, pursuant to which we settled outstanding patent litigation with Alnylam related to its RNAi product ONPATTRO.  As part of the settlement, we license specified patents to Alnylam, and Alnylam pays us a tiered royalty of up to one percent of net sales of ONPATTRO in the European Union. We are eligible to receive these royalties until 2023. We invoice Alnylam quarterly in arrears based on sales data for that quarter as reported to us by Alnylam. Royalty revenue is recognized based on the level of sales when the related sales occur. During the three months ended March 31, 2021, we recognized a total of £0.1 million in royalty income from Alnylam.

Cost of Sales

Cost of sales consists of research and development expenditure that is directly related to work carried out on revenue generating contracts. This includes salary costs that are apportioned based on time spent by employees working on these contracts as well as costs of materials and costs incurred under agreements with contract research organizations, or CROs.

Operating Expenses

We classify our operating expenses into two categories: research and development expenses and administrative expenses. Personnel costs, including salaries, benefits, bonuses and share-based payment expense, comprise a significant component of each of these expense categories. We allocate expenses associated with personnel costs based on the function performed by the respective employees.

Research and Development Expenses

The largest component of our total operating expenses since inception has been costs related to our research and development activities, including the preclinical and clinical development of our product candidates. We expense research and development costs as they are incurred and classify them as contracted development, personnel and other.

Our contracted research and development expense primarily consists of:

•	costs incurred under agreements with CROs and investigative sites that conduct preclinical studies and clinical trials;
•	costs related to manufacturing active pharmaceutical ingredients and drug products for preclinical studies and clinical trials; and
•	costs for materials used for in-house research and development activities.

Our research and development personnel expense primarily consists of:

•

salaries and personnel-related costs, including bonuses, benefits, recruitment costs and any share-based payment expense, for our personnel performing research and development activities or managing those activities that have been out-sourced;

•	consultants’ costs associated with target selection, preclinical and clinical research activities, and the progression of programs towards clinical trials;

Other research and development expense primarily consists of:

•	costs of related facilities, equipment and other overhead expenses that are considered directly attributable to research and development;
•	costs associated with obtaining and maintaining patents for intellectual property; and
•	depreciation of capital assets used for research and development activities.

The successful development of our product candidates is highly uncertain. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect research and development costs to increase significantly for the foreseeable future as programs progress.

The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, results and expenses of our ongoing and future clinical trials, preclinical studies and research and development activities;
•	the potential need for additional clinical trials or preclinical studies requested by regulatory agencies;
•	potential uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;
•

competition with other drug development companies in, and the related expense of, identifying and enrolling patients in our clinical trials and contracting with third-party manufacturers for the production of the drug product needed for our clinical trials;

•	the achievement of milestones requiring payments under in-licensing agreements, if any;
•	any significant changes in government regulation;
•	the terms and timing of any regulatory approvals;
•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•	the ability to market, commercialize and achieve market acceptance for any of our product candidates, if they are approved.

We have not historically tracked research and development expenses on a program-by-program basis for our preclinical product candidates.

Administrative Expenses

Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services, public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expenses for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, insurance expenses, and costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company in the United States. We anticipate that our administrative expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also expect to incur expenses as a public company in the United States, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance expenses, expenses related to investor relations activities and other administrative and professional services.

Finance and Other Income (Expense)

Finance and other income primarily relates to interest earned on our cash, cash equivalents and short-term deposits, as well as foreign exchange gains. Finance and other expense primarily relates to lease liability interest expense and foreign exchange losses. Foreign exchange gains and losses relate to cash held in foreign currencies (primarily Euros).

Taxation

We are subject to corporate taxation in the United Kingdom, United States and Germany. Due to the nature of our business, we have generated losses since inception. Our income tax credit recognized represents the sum of the research and development, or R&D, tax credits recoverable in the United Kingdom. The U.K. R&D tax credit, as described below, is fully refundable to us and is not dependent on current or future taxable income. As a result, we have recorded the entire benefit from the U.K. R&D tax credit as a credit to “Taxation.”

As a company that carries out extensive research and development activities, we currently benefit from the U.K. research and development tax credit regime for small or medium-sized enterprises, or SMEs. Under the SME regime, we are able to surrender some of the trading losses that arise from qualifying R&D activities for a cash rebate of up to 33.35% of such qualifying R&D expenditures. From 1 January 2022, for credit claims in excess of £20,000, the amount of payable credit that a qualifying loss-making SME business can receive through SME research and development relief in any one year will be capped at £20,000 plus three times the company’s and certain connected parties’ total pay-as-you-earn and National Insurance Contributions liability for that year, unless the company actively manages its intellectual property and does not outsource more than 15% of its R&D to a related party. Qualifying expenditures are net of any revenue contribution and largely comprise employment costs for research staff, materials, outsourced CRO costs and R&D consulting costs incurred as part of research projects, clinical trial and manufacturing costs, including outsourced CRO costs, employment costs for relevant staff and consumables incurred as part of research and development projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.68%. A large portion of costs relating to our research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. We recognize research and development tax credits when receipt is probable.

We may not be able to continue to claim research and development tax credits in the future under the current research and development tax credit scheme if we cease to qualify as a small or medium-sized company which is not anticipated at the time of this filing. However, should this occur in the future we may be able to file under the U.K. research and development expenditure credit, or RDEC, regime for large companies. However, the relief available under RDEC is not as favorable as that of the SME regime.

Total estimated tax losses of £155.3 million as of March 31, 2022 were available for relief against our future profits. Unsurrendered U.K. tax losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the United Kingdom of £108.6 million as of March 31, 2022. However, in the event of a change in ownership of a U.K. company, certain provisions may apply to restrict the utilization of carried forward tax losses in future periods. These provisions apply where there is a major change in the nature or conduct of a trade in connection with the change in ownership. For the avoidance of doubt, we do not recognize a deferred tax asset in respect of the accumulated tax losses. In addition to our accumulated tax losses in the United Kingdom, we also had £46.7 million of accumulated tax losses as of March 31, 2022 related to our operations in Germany.

In the event we generate revenues in the future, we may benefit from the U.K. “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. Where applicable, an amount of 20% of goods and services is added to all sales invoices and is payable to the U.K. tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the U.K. tax authorities.

Results of Operations

Comparison of the Three Months ended March 31, 2022 and 2021

The following tables summarize the results of our operations for the three months ended March 31, 2022 and 2021.

Consolidated Income Statements (unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
£000s (except per share information)
Revenue	5,722	3,144
Cost of sales	(2,275)	(1,537)
Gross profit	3,447	1,607
Research and development costs	(7,603)	(7,458)
General and administrative expenses	(5,766)	(3,749)
Other gains - net	-	259
Operating loss	(9,922)	(9,341)
Finance and other expenses	-	(531)
Finance and other income	350	2
Loss for the period before taxation	(9,572)	(9,870)
Taxation	1,888	1,450
Loss for the period after taxation	(7,684)	(8,420)
Loss per ordinary equity share (basic and diluted)	(8.6) pence	(9.7) pence

Revenue

Revenue for the three-month period ended March 31, 2021 increased by £2.6 million from the same three-month period in 2021.  The growth is a result of the further advancement of the partner programs, as well as introduction of additional programs with our partners.  For the three months ended March 31, 2022 revenue was £5.7 million (three months ended March 31, 2021: £3.1 million). The increase was primarily due to the AstraZeneca and Mallinckrodt collaborations which delivered £0.7 million (three months ended March 31, 2021: £0.9 million) and £4.9 million (three months ended March 31, 2021: £1.8 million) of revenue respectively in 2022. The increase in revenue for the Mallinckrodt collaboration was primarily due to the achievement of an additional milestone in the amount of £2.2 million ($3.0 million) as well as an increase in proportion completion for the services provided as a result of reassessment of the total expected costs for the project during the quarter.

Research and Development Expenses

The following table summarizes our research and development expenses for the three months ended March 31, 2022 and 2021, based on their classification.

	Three months ended
	March 31, 2022	March 31, 2021
	£000s	£000s
Research and development expenses
Contracted development costs	3,228	4,380
Personnel costs	3,896	2,804
Other costs	480	274
Total	7,603	7,458

Research and development expenses increased £0.1 million for the three months ended March 31, 2022 were £7.6 million, compared to £7.5 million for the three months ended March 31, 2021. Personnel expenses (including payroll, consultants, share-based payment expense and recruitment fees), increased by £1.1 million as a result of the advancement and addition of new R&D programs. This was offset by a decrease in contracted research and development expenses of £1.1 million resulting from the completion of studies for SLN124 and SLN360 compared to the three-month period in the prior year.

Administrative Expenses

Administrative expenses increased £2.0 million for the three months ended March 31, 2022, as compared to the same period in 2021.  The increase is primarily due to the growth of the organization resulting in £1.3 million in additional payroll costs, of which £0.6 million was due to a severance charge to the former CEO, that stepped down in February 2022. The remainder is due to a £0.5 million increase in share-based payment expense. For the three months ended March 31, 2022, administrative expenses were £5.8 million as compared to £3.8 million for the three months ended March 31, 2021. Administrative expenses consist of personnel costs, allocated expenses and other expenses for outside professional services, including legal, audit, tax and accounting services and public relations and investor relations services. Personnel costs consist of salaries, bonuses, benefits, recruitment costs and share-based payment expense for personnel in executive, finance, business development and other support functions. Other administrative expenses include office space-related costs not otherwise allocated to research and development expense, costs of our information systems and costs for compliance with the day-to-day requirements of being a listed public company. We anticipate that our administrative expenses will continue to increase in the future to support our continued research and development activities of our product candidates.

Finance and Other Income (Expense)

Finance income/(expense) includes interest income and net foreign exchange gains/losses related to cash held in foreign currencies. The increase of £0.9 million for the three-month period ended March 31, 2022, compared to the same period in 2021, was due to exchange rate fluctuations.

Taxation

We have recognized U.K. research and development tax credits of £1.9 million for the three months ended March 31, 2022 as compared to £1.5 million for the three months ended March 31, 2021. We expect to receive the amount in respect of the full year 2021 in 2022.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. These risks are managed by maintaining an appropriate mix of cash deposits in the two main currencies we operate in, which is placed with a variety of financial institutions for varying periods according to expected liquidity requirements.

Interest Rate Risk

As of March 31, 2022, we had cash, cash equivalents and term deposits of £59.3 million (December 31, 2021: £73.5 million). Our exposure to interest rate sensitivity is impacted primarily by changes in the underlying U.K. bank interest rates. Our surplus cash and cash equivalents are invested in interest-bearing savings accounts and fixed term and fixed interest rate term deposits from time to time. We have not entered into investments for trading or speculative purposes in the year ended December 31, 2021 or the three months ended March 31, 2022. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, an immediate one percentage point change in interest rates would not have a material effect on the fair market value of our portfolio, and therefore we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Currency Risk

Our functional currency is U.K. pounds sterling, and our transactions are commonly denominated in that currency. However, we receive payments under our collaboration agreements in U.S. dollars and we incur a portion of our expenses in other currencies, primarily Euros, and are exposed to the effects of these exchange rates. We seek to minimize this exposure by maintaining currency cash balances at levels appropriate to meet foreseeable short to mid-term expenses in these other currencies. Where significant foreign currency cash receipts are expected, we consider the use of forward exchange contracts to manage our exchange rate exposure. A 10% increase in the value of the pound sterling relative to the U.S. dollar or Euro would not have had a material effect on the carrying value of our net financial assets and liabilities in foreign currencies at March 31, 2022.

Counterparty, Credit and Liquidity Risk

Our cash, cash equivalents and term deposits are on deposit with financial institutions with a credit rating equivalent to, or above, the main U.K. clearing banks. We invest our liquid resources based on the expected timing of expenditures to be made in the ordinary course of our activities. All financial liabilities are payable in the short term, meaning no more than three months, and we maintain adequate bank balances in either instant access or short-term deposits to meet those liabilities as they fall due. We believe we have had minimal credit risk relating to our trade receivables as of March 31, 2022 and December 31, 2021, which consisted solely of amounts due from AstraZeneca and Mallinckrodt.

Critical Accounting Policies, Judgments and Estimates

In the application of our accounting policies, we are required to make judgments, estimates, and assumptions about the value of assets and liabilities for which there is no definitive third-party reference. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. We review our estimates and assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are our critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements included elsewhere in this report.

Revenue Recognition under Collaboration Agreements

During the three months ended March 31, 2022 and the three months ended March 31, 2021, a significant portion of our revenue from collaboration agreements was derived from our agreements with AstraZeneca (in 2021), Mallinckrodt (in 2020 and 2021), Takeda (2020 through the six months ended June 30, 2021), and Hansoh (2021). Mallinckrodt obtained an exclusive worldwide license for three RNAi programs, AstraZeneca obtained an exclusive worldwide license for up to ten RNAi targets and Hansoh obtained an exclusive option to license up to two targets in Greater China, Hong Kong, Macau and Taiwan and a third target worldwide.

We have out-licensed the rights to some of our intellectual property associated with our siRNA stabilization chemistry technology to AstraZeneca in the context of a Research Collaboration, Option and License Agreement dated March 24, 2020, under which we and AstraZeneca will collaborate to discover, develop and commercialize siRNA therapeutics for the treatment of cardiovascular, renal, metabolic and respiratory diseases. AstraZeneca made an upfront cash payment of $60 million, of which $20 million was paid in May 2020 and the remaining $40 million was paid in May 2021. The license of the intellectual property and the R&D services are not distinct, as AstraZeneca cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost. The upfront payment has been allocated evenly between the ten targets on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront and milestone payments will be recognized as revenue in line with the time period over which services are expected to be provided. We anticipate initiating work on five targets within the first three years of the collaboration, with AstraZeneca having the option to extend the collaboration to a further five targets. Under the collaboration, utilizing our technology, we are responsible for designing siRNA molecules against gene targets selected by AstraZeneca, and for manufacturing of material to support GLP toxicology studies and phase 1 clinical trials. We and AstraZeneca will collaborate during the discovery phase, and AstraZeneca will lead clinical development and commercialization of molecules arising from the collaboration. For each target selected under the collaboration, we will be eligible to receive up to $140 million in milestone payments upon the achievement of milestones relating to initiation of specified clinical trials, the acceptance of specified regulatory filings and the first commercial sale in specified jurisdictions. AstraZeneca has the right to terminate the agreement in its entirety or on a target-by-target basis, for any reason upon specified prior written notice to us. We may terminate the agreement on a target-by-target basis in the event that AstraZeneca begins a legal or administrative proceeding challenging the patentability, validity, ownership or enforceability of our patents. Either party may terminate the agreement on a target-by-target basis upon a material breach by the other party that is not cured within a specified period after receiving written notice, or in its entirety upon giving written notice following the other party’s bankruptcy, insolvency or similar instance.

We granted an exclusive worldwide license to our C3 targeting program, SLN501, with options to license two additional complement-mediated disease targets to Mallinckrodt plc, in July 2019 to develop and commercialize RNAi drug targets designed to silence the complement cascade in complement-mediated disorders, with Mallinckrodt exercising the option for two additional targets from us in July 2020. The license of the intellectual property and the R&D services are not distinct, as Mallinckrodt cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target (i.e., one for the initial target and one for each additional optioned complement-mediated disease targets which represent material rights). We recognize revenue over the duration of the contract based on an input method based on cost to cost.

The agreement with Mallinckrodt has four elements of consideration:

•	a fixed upfront payment, which we received in July 2019;
•	subsequent milestone payments, which are variable and depend upon our achievement of specified development, regulatory and commercial milestones;
•	payments in respect of certain research personnel costs on an FTE, basis, which costs are variable depending on activity under the collaboration; and
•	funding for phase 1 clinical development and certain preparatory activities, including GMP manufacturing, which costs are also variable.

The upfront payment has been allocated evenly between the initial target and the optioned complement-mediated disease targets, because the compounds are at a similar stage of development, on the basis of a benchmarking exercise that took into account the standalone selling price per target, of similar precedent transactions that had been publicly announced by comparable companies. The upfront payment will be recognized as revenue in line with the time period over which services are expected to be provided.

We granted an exclusive option to license two targets in Greater China, Hong Kong, Macau and Taiwan following the completion of phase 1 studies to Hansoh on October 15, 2021. We will retain exclusive rights for those two targets in all other territories. Silence will be responsible for all activities up to option exercise and will retain responsibility for development outside the China region post phase 1 studies. Hansoh will also have the exclusive option to license global rights to a third target at the point of IND filing. Hansoh will be responsible for all development activities post option exercise for the third target. Hansoh made a $16 million upfront payment to us in December 2021 which has been allocated between the three targets based on geography for each option, amount of reimbursable costs for activities provided by Silence for each target, as well as a benchmarking exercise that took into account the standalone selling price per target based on similar precedent transactions that had been publicly announced by comparable companies. The upfront payment and subsequent milestone payments, which are variable and depend upon probability of achievement of specified development, regulatory and commercial milestones, will be recognized as revenue in line with the time period over which services are expected to be provided. The license of the intellectual property and the R&D services are not distinct, as Hansoh cannot benefit from the intellectual property absent the R&D services, as those R&D services are used to discover and develop a drug candidate and to enhance the value in the underlying intellectual property, which could not be performed by another party, indicating that the two are highly interrelated. On this basis, we have concluded that there is a single performance obligation covering both the R&D services and the license of the intellectual property in respect of each target. We recognize revenue over the duration of the contract based on an input method based on cost to cost.

For all the collaboration agreements listed above the cost-to-cost method is considered to be the best available measure of our effort during the contract period. The total cost estimate for the contract includes costs expected to be incurred during the contract period. Other variable elements of consideration will only begin to be recognized when it is considered highly probable that a significant reversal of the amounts will not occur.

For the three months ended March 31, 2022 and 2021, we determined actual costs and forecast costs for the remainder of the contract. We calculated total contract costs across the contract term, including costs that will be reimbursed to us, and costs incurred to date as a percentage of total contract costs. We multiplied this percentage by the consideration deemed highly probable of not having a significant reversal, calculating the cumulative revenue to be recognized. When variable consideration increases due to a further milestone becoming highly probable that a significant reversal of revenue will not occur, a catch-up in revenue is recorded to reflect efforts already expended by us up to that point.

Recognition of Clinical Trial Expenses

As part of the process of preparing our consolidated financial statements, we may be required to estimate accrued expenses related to our preclinical studies and clinical trials. In order to obtain reasonable estimates, we review open contracts and purchase orders. In addition, we communicate with applicable personnel in order to identify services that have been performed, but for which we have not yet been invoiced. In most cases, our vendors provide us with monthly invoices in arrears for services performed. We confirm our estimates with these vendors and make adjustments as needed. Examples of our accrued expenses include fees paid to CROs for services performed on preclinical studies and clinical trials and fees paid for professional services.

Recent Accounting Pronouncements

We have reviewed new IFRS standards issued and updates to existing standards in the reporting period and concluded that none of the recent pronouncements are relevant to Silence Therapeutics plc (either because they relate to standards not relevant to Silence Therapeutics plc or because they have not yet become effective; and there is currently no preference for early adoption). The group did not have to change its accounting policies or make retrospective adjustments as a result.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We have taken advantage of reduced reporting requirements in this report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Emerging Growth Company

As of the date of this filing, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements that are applicable to publicly traded entities that are not emerging growth companies. These exemptions include:

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended;
•

to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion; (b) December 31, 2025; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our equity securities that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. As of March 31, 2021, we did not exceed this threshold. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, per foreign private issuer requirements.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held directly or indirectly by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and administrative expenses will increase in connection with conducting clinical trials and seeking marketing approval for our product candidates, as well as costs associated with operating as a public company. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity financings, debt financings, research funding, collaborations, contract and grant revenue or other sources.

Refer to Note 2 of the consolidated financial statement for additional discussion of liquidity and capital resources.

Cash Flows

The following table summarizes the results of our cash flows for the three months ended March 31, 2022 and 2021.

	Three months ended
	March 31, 2022	March 31, 2021
	£000s	£000s
Net cash outflow from operating activities	(14,375)	(12,096)
Net cash outflow from investing activities	(51)	(11)
Net cash (outflow)/inflow from financing activities	(48)	30,349
(Decrease)/increase in cash and cash equivalents	(14,474)	18,242

Operating activities

The decrease in net cash generated from operating activities of £2.3 million for the three months ended March 31, 2022 from net cash outflow of £12.1 million for the three months ended March 31, 2021 was primarily due to changes in working capital.

Investing activities

Net were no substantial changes in cash flows from investing activities.

Financing activities

The decrease in net cash from financing activities to £48 thousand for the three months ended March 31, 2022 (three months ended March 31, 2021: £30.5 million), was due to the proceeds from the issuance of share capital issued in February 2021. There was no significant financing activity in the three months ended March 31, 2022.

Operating and Capital Expenditure Requirements

We have not achieved profitability on an annual basis since our inception, and we expect to incur net losses in the future. We expect that our operating expenses will increase as we continue to invest to grow our product pipeline, hire additional employees and increase research and development expenses.

Additionally, as a public company, we incur significant additional audit, legal and other expenses. We believe that our existing capital resources will be sufficient to fund our operations, including currently anticipated research and development activities and planned capital spending, at least through the end of 2022.

Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials, preclinical programs and other related activities;
•	the extent of success in our early preclinical and clinical-stage research programs, which will determine the amount of funding required to further the development of our product candidates;
•	the cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any products that we may develop;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending potential patent claims;
•	the outcome, timing and cost of regulatory approvals of our product candidates;
•	the cost and timing of establishing sales, marketing and distribution capabilities; and

•	the costs of hiring additional skilled employees to support our continued growth and the related costs of leasing additional office space.

Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events since March 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and do not currently have, any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes our contractual commitments and obligations as of March 31, 2022 and December 31, 2021.

	March 31, 2022	December 31, 2021
	£000s	£000s
Lease liability	90	137

We have agreed to make payments to CROs and manufacturers under various CRO and manufacturing agreements that generally provide for our ability to terminate on short notice. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not fixed or determinable.

RISK FACTORS

Our business has significant risks. You should carefully consider the risk factors set out in Part I, Item 3D “Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2021 and the disclosures set out in this Report, including our condensed consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks and uncertainties described are those significant or material risk factors currently known and specific to us that we believe are relevant to our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also impair our business, results of operations and financial condition.

As of and for the period ended March 31, 2022, there have been no material changes from the risk factors previously disclosed by us in Part I, Item 3D. Risk Factors of our Annual Report on Form 20-F for the year ended December 31, 2021.